Exhibit 1.01
Conflict Minerals Report
Bed Bath & Beyond Inc. has included this Conflict Minerals Report as an Exhibit to its Form SD in respect of 2021 as provided for in Rule 13p-1 under the Securities Exchange Act of 1934, as amended, and Form SD (collectively, the “Conflict Minerals Rule”). The date of filing of this Conflict Minerals Report is May 31, 2022.
Unless otherwise indicated, the term “Company” refers collectively to Bed Bath & Beyond Inc. and subsidiaries.
As used herein, “Conflict Minerals” and “3TG” are gold, columbite-tantalite, cassiterite, wolframite and the derivatives tantalum, tin and tungsten, without regard to the location of origin of the minerals or derivatives.
Forward-Looking Statements
This document contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) about future events and expectations that are inherently uncertain. These forward looking statements include, but are not limited to, statements concerning the additional steps that the Company intends to take to mitigate the risk that the Necessary 3TG (as defined below) in the Company’s in-scope products benefit armed groups. Many of these forward-looking statements can be identified by use of words such as “intend” or similar expressions. The Company cautions you that a number of important factors could cause its actual actions or performance to differ materially from the intentions expressed in such forward-looking statements. Such factors include, without limitation: (1) the continued implementation of satisfactory traceability and other compliance measures by the Company’s direct and indirect suppliers on a timely basis or at all, (2) whether smelters and refiners and other market participants responsibly source 3TG, (3) political, regulatory and economic developments, whether in the Democratic Republic of the Congo (“DRC”) or an adjoining country (collectively, the “Covered Countries”), the United States or elsewhere, and (4) risks associated with the COVID-19 pandemic and governmental responses to it. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The Company undertakes no obligation to update or revise any forward-looking statements.
Applicability of the Conflict Minerals Rule to the Company
The Company is an omni-channel retailer that makes it easy for its customers to feel at home. The Company sells a wide assortment of merchandise in the Home, Baby, Beauty & Wellness markets and operate under the names Bed Bath & Beyond, buybuy BABY ("BABY"), and Harmon, Harmon Face Values, or Face Values (collectively, "Harmon"). The Company also operates Decorist ("Decorist"), an online interior design platform that provides personalized home design services. The Company offers a broad assortment of national brands and a growing assortment of proprietary owned brand merchandise in key destination categories including bedding, bath, kitchen food prep, home organization, indoor décor, baby and personal care (“Owned Brands”).

Historically, the Company has purchased substantially all of its merchandise in the United States, with the majority from domestic sources (who may manufacture overseas) and the balance from importers. As the Company continues to expand its assortment of Owned Brand merchandise, the portion of its merchandise that it purchases directly from overseas sources is increasing and represented approximately 22% of its total purchases during its fiscal year which began on February 28, 2021 and ended on February 26, 2022 (“Fiscal 2021”). In Fiscal 2021, the Company purchased merchandise from approximately 4,600 suppliers.
The Company has determined that it is subject to the requirements of the Conflict Minerals Rule because of the degree of influence that it exercises over the design, materials, parts, ingredients or components of some of its Owned Brand products that contain Necessary 3TG. For a list of the Company’s in-scope product categories, see “Product Information: In-Scope Products” below. The Company’s in-scope products taken as a whole include gold, tin, and tungsten. The Company believes based on supplier responses that its in-scope products for 2021 did not include tantalum.
For many of its Owned Brand products, the Company does not have the requisite level of influence over the design, materials, parts, ingredients or components of the products for the products to be in-scope. Therefore, those Owned Brand products and the related suppliers, and the brand name goods sold by the Company, are not in-scope for purposes of the Company’s compliance with the Conflict Minerals Rule. However, rather than determine the level of influence over the design of its Owned Brand products in 2021, the Company chose to survey all Owned Brand suppliers in product categories where Conflict Minerals could be present (due to the potential for metal components). This approach was determined to be more efficient, but also potentially over-inclusive, as it would include Owned Brand products for which the Company did not exert significant influence over the design, materials, parts, ingredients or components.

For 2021, the Company identified 292 suppliers of potentially in-scope products (the “Suppliers”). The potentially in-scope Suppliers represent approximately 6% of the Company’s supplier base (percentage based on supplier count, not purchased volume) for Fiscal 2021.
The Company’s Conflict Minerals Policy
The Company has adopted a policy for the supply chain of 3TG (“Conflict Minerals Policy”). The Conflict Minerals Policy is publicly available on the “Environmental Social Governance” section of the Company’s website.

The Conflict Minerals Policy includes, but is not limited to, the Company’s expectations that its suppliers of imported and domestically sourced Owned Brand products will:
1.Strive to only accept 3TG that derive from smelters and refiners on the Responsible Minerals Initiative’s (the “RMI”) lists of Conformant (as later defined) smelters and refiners;

2.Adopt and comply with a conflict free sourcing policy that is consistent with the Company’s Conflict Minerals Policy and the Company’s publicly posted Code of Conduct, and require its direct and indirect suppliers to do the same;
3.Determine which of the Company’s products incorporate Necessary 3TG, regardless of country of origin;
4.Map the supply chains associated with the supplier’s products, including by engaging its suppliers to identify the smelters and refiners used in the supplier’s supply chains to process 3TG and determining whether the 3TG are recycled, scrap or original extraction;
5.Obtain and prepare documentation supporting the origin determination for any 3TG incorporated into the supplier’s products; and
6.Otherwise put in place policies, procedures and frameworks that are consistent with the Organisation for Economic Co-operation and Development’s Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, including the Supplement on Tin, Tantalum and Tungsten and the Supplement on Gold (Third Edition) (collectively, the “OECD Guidance”)
The Company does not seek to embargo sourcing of 3TG from the Covered Countries and encourages its suppliers to source 3TG responsibly.
Reasonable Country of Origin Inquiry Information
As required by the Conflict Minerals Rule, for 2021, the Company conducted a Reasonable Country of Origin Inquiry (“RCOI”). The Company designed its RCOI in good faith to determine the origin of 3TG that are necessary to the functionality or production of products that it contracts to manufacture (“Necessary 3TG”). For its RCOI, to the extent applicable, the Company utilized the same processes and procedures as for its due diligence (as later described), in particular Steps 1 and 2 of the OECD Guidance.
The Company conducted a review to identify Owned Brand product categories that could contain Necessary 3TG (due to the potential for metal components). The list of potentially in-scope products formed the basis of the Company’s list of Suppliers for outreach. The Company’s outreach included 292 Suppliers that it identified as having supplied the Company with Owned Brand products that could contain Necessary 3TG in 2021. Of the responding Suppliers, 3% indicated that the products they supply to Bed Bath & Beyond Inc. may include Necessary 3TG (the 3% constitute the “In-scope Suppliers”).
For 2021, the Company’s In-scope Suppliers identified 69 smelters and refiners that may have been in the Company’s supply chain. 60 out of 69, or 87%, are Conformant (as later defined) and one is Active (as later defined). More information concerning the smelters and refiners is included under “Smelters and Refiners” below. The remaining eight smelters and refiners are located in China and Malaysia. Based on the result of its RCOI, the Company conducted due diligence. These due diligence efforts are discussed below.
The Company has no reason to believe any of the Necessary 3TG contained in the in-scope products directly or indirectly finances or benefits armed groups in the Covered Countries. However, the Company did not conclude that any of its in-scope products were “DRC conflict free.” The terms “adjoining country,” “armed group” and “DRC conflict free” have the meanings contained in the Conflict Minerals Rule.
Due Diligence Measures
Design Framework
For 2021, the Company utilized due diligence measures relating to 3TG that are intended to conform with, in all material respects, the applicable criteria set forth in the OECD Guidance.
Selected Elements of Design Framework and Diligence Program
The OECD Guidance has established a five-step framework for due diligence as a basis for responsible global supply chain management of minerals from conflict-affected and high-risk areas. Selected elements of the Company’s 3TG compliance program are discussed below. However, these are not all of the discrete procedures of the program that the Company has put in place to help ensure that the Necessary 3TG contained in its products are responsibly sourced. The headings below conform to the headings used in the OECD Guidance for each of the five steps.
1.OECD Guidance Step One: “Establish strong company management systems”
a.The Company maintains a Conflict Minerals Policy. In addition to being publicly disclosed on the Company’s website, the Conflict Minerals Policy is made available to suppliers through the Company’s Product Safety & Compliance Manuals and regular supplier communication channels.
b.The Company has a Conflict Minerals Committee charged with managing the Company’s 3TG compliance program. For reporting year 2021, the Conflict Minerals Committee was overseen by senior personnel in the Company’s legal department. The following functional areas are represented on the Conflict Minerals Committee: legal, logistics, product development, and product safety & compliance.
c.The Company utilizes a third-party information management services provider (the “Service Provider”) to supplement its internal management processes (discussed in item (f) below). The Company also utilizes specialist outside counsel to assist it with its 3TG compliance program.
d.The Company trains internal personnel from the buying, logistics, product development and quality assurance functional areas on the Conflict

Minerals Rule, the OECD Guidance and the Company’s 3TG compliance program.
e.The Company utilizes internal data regarding Owned Brand products and product categories to identify potentially in-scope products and suppliers.
f.The Company utilized the Service Provider to, on its behalf, (i) engage in information gathering and outreach with the Suppliers; (ii) review and validate Supplier information; (iii) identify risks based on smelter and refiner sourcing practices of the Suppliers; and (iv) store records of due diligence processes, findings, and resulting decisions in an electronic database.
g.The Company used the Conflict Minerals Reporting Template (“CMRT”) developed by the RMI to obtain information from the Suppliers and identify smelters and refiners in its supply chain.
h.The Company has a policy requiring the maintenance of business records relating to 3TG due diligence processes, findings and resulting decisions for at least five years. The Company maintains its records relating to 3TG due diligence processes, findings and resulting decisions in an electronic format.
i.The Company has a grievance mechanism for reporting violations of the Company’s Conflict Minerals Policy. Reports can be made to the Company’s Legal Department at (908) 688-0888.
2.OECD Guidance Step Two: “Identify and assess risk in the supply chain”
a.Inquiries concerning the usage and source of 3TG in Suppliers’ products, as well as information concerning their related compliance measures, were made by the Company and the Service Provider on the Company’s behalf. For 2021, the Company sent requests to 292 Suppliers to provide it with a completed CMRT. The Company or the Service Provider followed up by email with the Suppliers that did not provide a response within the time frame specified in the request. 85% of the Suppliers responded to the request to complete a CMRT.
b.The Company and the Service Provider reviewed the responses received from the Suppliers. The Service Provider reviewed the responses received from the Suppliers for plausibility, consistency and gaps. It followed up by email with Suppliers that submitted a response that triggered specified quality control flags. Suppliers were requested to certify to the accuracy of the information contained in the completed CMRT.

c.Certain In-scope Suppliers identified the presence of 3TG in their products, but did not provide smelter or refiner information. In those instances, the Service Provider requested that the In-scope Supplier provide an updated response that contained smelter and refiner information.

d.To the extent that a completed CMRT identified a smelter or refiner, the Service Provider reviewed the information provided against the list of Conformant or equivalent smelters and refiners published in connection with the RMI’s Responsible Minerals Assurance Process (the “RMAP”), the London Bullion Market Association (“LBMA”) Good Delivery List and the Responsible Jewelery Council’s (“RJC”) Chain-of-Custody Certification. 60 out of 69, or 87%, of the smelters and refiners identified by In-scope Suppliers for 2021 were listed as Conformant and one was listed as “Active.” “Conformant” means that a smelter or refiner has successfully completed an assessment against the applicable RMAP standard or an equivalent cross-recognized assessment. “Active” means that a smelter or refiner has committed to undergo an RMAP assessment, completed the relevant documents, and scheduled the on-site assessment. The applicable smelters and refiners were not necessarily Conformant or Active, as applicable, for all or part of 2021 and may not continue to be Conformant or Active for any future period. The remaining eight smelters and refiners are located in China and Malaysia (which are not Covered Countries).

e.To the extent that a smelter or refiner identified by a Supplier is not Conformant, the Service Provider attempted to contact that smelter or refiner to gain information about its sourcing practices, including origin and transfer, and to determine the source and chain of custody of the 3TG. Internet research was also performed to determine whether there are any outside sources of information regarding the smelter’s or refiner’s sourcing practices.
3.OECD Guidance Step Three: “Design and implement a strategy to respond to identified risks”
a.The Conflict Minerals Committee reviewed the findings of its supply chain risk assessment to identify any risks that would require escalation to senior personnel within the Company.
b.The Company has a tiered risk mitigation strategy that, depending upon the particular facts and circumstances, contemplates continued engagement with the supplier to achieve progressive improvement or the suspension or discontinuation of business with the supplier. Pursuant to the Company’s risk management strategy followed in prior years, if a Supplier failed to complete the CMRT after multiple requests, the Supplier’s account could be put on payment hold if a response was not received. 85% of the Suppliers ultimately completed a CMRT. Given this compliance percentage, no Suppliers were put on hold in the current reporting period.
4.OECD Guidance Step Four: “Carry out independent third-party audit of supply chain due diligence at identified points in the supply chain”
In connection with the Company’s due diligence, the Service Provider, on the Company’s behalf, utilizes information made available by the RMAP, LBMA, and RJC concerning independent third-party audits of smelters and refiners to assess smelter and refiner due diligence and to determine whether smelters and refiners are Conformant.
5.OECD Guidance Step Five: “Report on supply chain due diligence”
The Company files a Form SD and a Conflict Minerals Report with the Securities and Exchange Commission and makes the filing available on its website.
Product Information: In-Scope Products
The in-scope products for which In-scope Suppliers identified the use of Necessary 3TG included products from the lighting, kitchen housewares, and indoor decor categories. Not all of the products in these categories were in-scope.
Smelters and Refiners
In connection with the Company’s RCOI or due diligence, as applicable, the In-scope Suppliers identified to the Company the smelters and refiners listed in Appendix A hereto as either having or potentially having processed the Necessary 3TG contained in the Company’s in-scope products in 2021. The Company relies on its Suppliers for accurate smelter and refiner information and its due diligence measures do not provide absolute certainty regarding the source and chain of custody of the Necessary 3TG contained in the Company’s in-scope products. Please see the notes that accompany the table for additional information concerning the information presented in the table.
Country of Origin Information
The Company endeavored to determine the mine or location of origin of the Necessary 3TG contained in its in-scope products by requesting that the Suppliers provide it with a completed CMRT and through the other measures described in this Conflict Minerals Report. Due to the Company’s position in the supply chain, it relies on the Company’s suppliers for accurate smelter and refiner information. The Company’s due diligence measures cannot provide absolute certainty regarding the source and chain of custody of the Necessary 3TG contained in its in-scope products.
The Company has no reason to believe any of the Necessary 3TG contained in the in-scope products directly or indirectly finances or benefits armed groups in the Covered Countries.

However, the Company did not have sufficient information to determine whether or not any of its products were “DRC conflict free” within the meaning of the Conflict Minerals Rule.
The countries of origin of the Necessary 3TG processed by the smelters and refiners listed above may have included the countries listed below, as well as other countries. The Company was unable to determine the specific countries of origin of the Necessary 3TG in its products. Accordingly, the Necessary 3TG in its products may not have originated in a particular country listed below.
L1 - Countries that are not identified as conflict regions or plausible areas of smuggling or export from the Covered Countries: Argentina, Armenia, Australia, Austria, Belgium, Bolivia, Brazil, Cambodia, Canada, Chile, China, Colombia, Czech Republic, Djibouti, Ecuador, Egypt, Estonia, Ethiopia, France, Germany, Guyana, Hong Kong, Hungary, India, Indonesia, Ireland, Israel, Ivory Coast, Japan, Jersey, Kazakhstan, Republic of Korea, Kyrgyzstan, Laos, Luxembourg, Madagascar, Malaysia, Mexico, Mongolia, Morocco, Myanmar, Namibia, Netherlands, Niger, Nigeria, Papua New Guinea, Peru, Philippines, Poland, Portugal, Russia, Saudi Arabia, Sierra Leone, Singapore, Slovakia, Spain, Suriname, Sweden, Switzerland, Taiwan, Thailand, Turkey, United Kingdom, United States, Uzbekistan, Vietnam and Zimbabwe.

L2 - Countries with known or plausible involvement in the smuggling or export of minerals out of the Covered Countries: Kenya, Mozambique, South Africa and United Arab Emirates.
L3 – Countries affected by conflict or bordering conflict-affected regions: Angola, Burundi, Central African Republic, Democratic Republic of the Congo, Republic of the Congo, Rwanda, South Sudan, Tanzania, Uganda and Zambia. All smelters and refiners processing Necessary 3TG originating in L3 countries are Conformant.

Future Risk Mitigation Efforts
The Company intends to continue taking the following steps to mitigate the risk that the Necessary 3TG in the Company’s in-scope products benefit armed groups:
1.Encourage suppliers to provide information at a product level (i.e., smelter and refiner information specific to the products that they sold to the Company).
2.Monitor and encourage the continuing development and progress of traceability measures at suppliers.
3.Communicate to new in-scope Owned Brand suppliers the Company’s sourcing expectations, including through the dissemination of the Conflict Minerals Policy. In addition, as new in-scope Owned Brand suppliers are added, work with these suppliers to ensure that they understand the requirements of the Conflict Minerals Rule and the OECD Guidance.
All of these steps are in addition to the steps described earlier in this Conflict Minerals Report that the Company took with respect to 2021, which it intends to continue to take with respect to 2022 to the extent applicable.

Appendix A: Smelter and Refiner List

Metal	Smelter or Refiner Name	Country
Gold	Asahi Refining Canada Ltd.*	Canada
Gold	Heraeus Metals Hong Kong Ltd.*	China
Gold	Heraeus Precious Metals GmbH & Co. KG*	Germany
Gold	Ishifuku Metal Industry Co., Ltd.*	Japan
Gold	Kennecott Utah Copper LLC*	United States
Gold	Metalor Technologies (Suzhou) Ltd.*	China
Gold	Metalor USA Refining Corporation*	United States
Gold	Metalurgica Met-Mex Penoles S.A. De C.V.*	Mexico
Gold	Royal Canadian Mint*	Canada
Gold	Sanmenxia Chaoyang Technology Co., Ltd	China
Gold	Shandong Gold Smelting Co., Ltd.*	China
Gold	Shandong Zhaojin Gold & Silver Refinery Co., Ltd.*	China
Gold	Umicore S.A. Business Unit Precious Metals Refining*	Belgium
Tin	Alpha*	United States
Tin	Chenzhou Yunxiang Mining and Metallurgy Co., Ltd.*	China
Tin	Chifeng Dajingzi Tin Industry Co., Ltd.*	China
Tin	China Tin Group Co., Ltd.*	China
Tin	Dowa*	Japan
Tin	EM Vinto*	Bolivia
Tin	Fenix Metals*	Poland
Tin	Foshan Shunde Ojun Electrical Co,. Ltd.	China
Tin	Gejiu Kai Meng Industry and Trade LLC	China
Tin	Gejiu Non-Ferrous Metal Processing Co., Ltd.*	China
Tin	Gejiu Yunxin Nonferrous Electrolysis Co., Ltd.*	China
Tin	Gejiu Zili Mining And Metallurgy Co., Ltd.*	China
Tin	Guangdong Hanhe Non-Ferrous Metal Co., Ltd.*	China
Tin	HuiChang Hill Tin Industry Co., Ltd.*	China
Tin	Huichang Jinshunda Tin Co., Ltd.	China
Tin	Jiangxi New Nanshan Technology Ltd.*	China
Tin	Luna Smelter, Ltd.*	Rwanda
Tin	Ma'anshan Weitai Tin Co., Ltd.*	China
Tin	Magnu's Minerais Metais e Ligas Ltda.*	Brazil
Tin	Malaysia Smelting Corporation (MSC)*	Malaysia
Tin	Melt Metais e Ligas S.A.**	Brazil
Tin	Metallic Resources, Inc.*	United States
Tin	Metallo Belgium N.V.*	Belgium
Tin	Metallo Spain S.L.U.*	Spain

Tin	Mineracao Taboca S.A.*	Brazil
Tin	Minsur*	Peru
Tin	Mitsubishi Materials Corporation*	Japan
Tin	Modeltech Sdn Bhd	Malaysia
Tin	Ningbo Beilai Tin Industry Co., Ltd	China
Tin	O.M. Manufacturing (Thailand) Co., Ltd.*	Thailand
Tin	O.M. Manufacturing Philippines, Inc.*	Philippines
Tin	Operaciones Metalurgicas S.A.*	Bolivia
Tin	PT Artha Cipta Langgeng*	Indonesia
Tin	PT ATD Makmur Mandiri Jaya*	Indonesia
Tin	PT Bangka Serumpun*	Indonesia
Tin	PT Bukit Timah*	Indonesia
Tin	PT Menara Cipta Mulia*	Indonesia
Tin	PT Mitra Stania Prima*	Indonesia
Tin	PT Prima Timah Utama*	Indonesia
Tin	PT Refined Bangka Tin*	Indonesia
Tin	PT Stanindo Inti Perkasa*	Indonesia
Tin	PT Timah Tbk Kundur*	Indonesia
Tin	PT Timah Tbk Mentok*	Indonesia
Tin	PT Tinindo Inter Nusa*	Indonesia
Tin	Resind Industria e Comercio Ltda.*	Brazil
Tin	Rui Da Hung*	Taiwan
Tin	Shenzhen XingHongTai Tin Company	China
Tin	Soft Metais Ltda.*	Brazil
Tin	Thai Nguyen Mining and Metallurgy Co., Ltd.*	Vietnam
Tin	Thaisarco*	Thailand
Tin	Tin Technology & Refining*	United States
Tin	White Solder Metalurgia e Mineracao Ltda.*	Brazil
Tin	Yunnan Chengfeng Non-ferrous Metals Co., Ltd.*	China
Tin	Yunnan Tin Company Limited*	China
Tin	Yushan xuang Dajin metalwork LTD	China
Tungsten	Xiamen Tungsten (H.C.) Co., Ltd.*	China

The Company notes the following in connection with the information contained in the foregoing table:

(a)The Company was unable to confirm whether the smelters and refiners listed above actually processed the Necessary 3TG contained in the Company’s in-scope products, since the majority of the In-scope Suppliers, including all suppliers that reported sourcing from non-Conformant smelters, reported at a “company level,” meaning that they reported the 3TG contained in all of their products, not just the 3TG in the products specifically manufactured for the

Company. The In-scope Suppliers also may have reported smelters and refiners that were not in the Company’s supply chain due to over-inclusiveness in the information received from their suppliers or for other reasons.

(b)Status reflected in the table is based solely on information made publicly available by the RMI, without independent verification by the Company, and is as of May 5, 2022.

(c)*Conformant. “Conformant” means that a smelter or refiner has successfully completed an assessment against the applicable RMAP standard or an equivalent cross-recognized assessment.

(d)**Active. “Active” means that a smelter or refiner has committed to undergo an RMAP assessment, completed the relevant documents, and scheduled the on-site assessment.

(e)The applicable smelters and refiners were not necessarily Conformant or Active, as applicable, for all or part of 2021 and may not continue to be Conformant or Active for any future period.